UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(RULE 14d-100)

Tender Offer Statement Pursuant to Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

(Amendment No. 2)

Gentiva Health Services, Inc.

(Name of Subject Company)

Kindred Healthcare Development 2, Inc.

(Offeror)

Kindred Healthcare, Inc.

(Parent of Offeror)

(Names of Filing Persons)

COMMON STOCK, $0.10 PAR VALUE

(Title of Class of Securities)

37247A102

(CUSIP Number of Class of Securities)

Joseph L. Landenwich, Esq.

Co-General Counsel and Corporate Secretary

680 South Fourth Street

Louisville, Kentucky 40202

502-596-7300

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Ethan A. Klingsberg, Esq.

Benet J. O’Reilly, Esq.

Cleary Gottlieb Steen & Hamilton LLP

One Liberty Plaza

New York, New York 10006

212-225-2000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$573,388,275.50	$73,852.41

*	Estimated for purposes of calculating the filing fee only. This amount assumes the purchase of: (1) 36,841,371 shares of common stock of Gentiva Health Services, Inc. (“Gentiva”) issued and outstanding as of May 7, 2014 as set forth in Gentiva’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission (“SEC”) on May 12, 2014 (the “Form 10-Q”), less 100 shares of Gentiva common stock owned by Kindred Healthcare, Inc. (“Kindred”) and its affiliates and (2) 2,702,748 shares of common stock of Gentiva subject to issuance pursuant to exercisable options, per the Form 10-Q.
**	The amount of the filing fee is calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, by multiplying the transaction valuation by 0.0001288.

☒	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $73,852.41	Filing Party: Kindred Healthcare, Inc. and Kindred Healthcare Development 2, Inc.
Form or Registration No.: Schedule TO	Date Filed: June 17, 2014

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on June 17, 2014 (together with any amendments and supplements thereto, the “Schedule TO”) by Kindred Healthcare, Inc. (“Kindred”), a Delaware corporation, and Kindred Healthcare Development 2, Inc. (the “Purchaser”), a Delaware corporation and a wholly-owned subsidiary of Kindred. The Schedule TO relates to the offer by the Purchaser to purchase all outstanding shares of common stock, par value $0.10 per share (together with the associated preferred share purchase rights, the “Shares”), of Gentiva Health Services, Inc., a Delaware corporation (“Gentiva”), at $14.50 per Share, net to the seller in cash, without interest and less any required withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 17, 2014, (as subsequently amended and supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as subsequently amended and restated from time to time) (which, together with any amendments or supplements thereto, collectively constitute the “Offer”).

All capitalized terms used in this Amendment No. 2 and not otherwise defined have the respective meanings ascribed to them in the Schedule TO.

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following text thereto:

(a)(5)(B)	Text of press release issued by Kindred, dated June 25, 2014 (incorporated by reference to the Current Report on Form 8-K filed by Kindred on June 25, 2014).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 25, 2014

KINDRED HEALTHCARE, INC.

By:	/s/ Joseph L. Landenwich
	Name:	Joseph L. Landenwich
	Title:	Co-General Counsel and Corporate Secretary

KINDRED HEALTHCARE DEVELOPMENT 2, INC.

By:	/s/ Joseph L. Landenwich
	Name:	Joseph L. Landenwich
	Title:	Co-General Counsel and Corporate Secretary

EXHIBIT INDEX

Index No.

(a)(1)(A)	Offer to Purchase dated June 17, 2014.†

(a)(1)(B)	Form of Letter of Transmittal.†

(a)(1)(C)	Form of Notice of Guaranteed Delivery.†

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(1)(E)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.†

(a)(1)(F)	Form of summary advertisement dated June 17, 2014.†

(a)(5)(A)	Text of press release issued by Kindred, dated June 16, 2014.(1)

(a)(5)(B)	Text of press release issued by Kindred, dated June 25, 2014.(2)

(b)	Not applicable.

(d)	Not applicable.

(g)	Not applicable.

(h)	Not applicable.

†	Previously filed
(1)	Incorporated by reference to the Schedule TO-C filed by Kindred Healthcare, Inc. on June 16, 2014
(2)	Incorporated by reference to the Current Report on Form 8-K filed by Kindred on June 25, 2014